

Mail Stop 4720

December 19, 2017

Min Kim
President and Chief Executive Officer
OP Bancorp
1000 Wilshire Boulevard, Suite 500
Los Angeles, CA 90017

>   **Re: OP Bancorp**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 22, 2017**
>   **CIK No. 0001722010**

Dear Ms. Kim:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Our Strategies

Expand and Diversify our Commercial Lending, page 5

2. We note the $629.6 in commercial loans you cite is 85.5% of total loans. Please revise to include the percentage to total loans as well as the dollar amount.

Preserve Our Asset Quality Through Disciplined Lending Practices, page 5

3. In order to provide investors with a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio.

Our Competition, page 8

4. We note your tabular presentation of on the Korean-American banking institutions. For better comparison, please add a column showing the equity of the institutions. Please also disclose the source of the information.

Risk Factors

Risks Related to Our Business

Our single family residential loan product consists primarily of non-qualified…, page 17

5. Please expand to briefly clarify what makes the loans non-qualified. For example, what documentation is provided or not provided as compared to a qualified loan.

Lack of seasoning of our loan portfolio could increase risk of credit defaults…, page 18

6. Revise this risk factor to disclose the average age of the loans in each major lending category.

Our management will have broad discretion as to the use of proceeds…, page 40

7. Revise this risk factor to disclose your current return on equity, your current equity position and your expected equity position after the offering.

Use of Proceeds, page 45

8. We note your disclosure on page 40 that your return on equity may decline as a result of the proceeds from the offering. Please revise this section to explain all the specific reasons that you chose to make an offering at this time. If proceeds may be used for the new branch

office in Santa Clara or any other specific use, please clarify and quantify those proceeds, if practicable. Please refer to Item 504 of Regulation S-K.

9. We note that you anticipate using net proceeds to explore acquisition opportunities. Please also give a brief description of any acquisition strategy, including the types of opportunities you intend to explore, or clarify that management has not yet determined the types of businesses that you might target. Consider revisions to your management's discussion and analysis based on your response.

Dilution, page 47

10. Revise the last paragraph to disclose the additional dilution if all options are exercised.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations—Comparison of Results of Operations for the Three Months and Nine Months Ended September, 2017 and 2016

Income Tax Expense, page 64

11. Please revise your disclosure (here and on page 69, as necessary) to discuss in detail the change(s) in the tax accounting for options and grants which impacted you effective tax rate.

You may contact Michael Henderson at 202-551- 3364 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Mark A. Bonenfant, Esq.